FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. ("JED")

Suite 2200, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

December 15, 2006

ITEM 3   News Release:

A news release was issued on December 15, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced the appointment of Richard D. Carmichael as Chief Financial Officer effective January 2, 2007.

ITEM 5   Full Description of Material Change:

JED announced the appointment of Richard D. Carmichael as Chief Financial Officer effective January 2, 2007.  Mr. Carmichael is a Chartered Accountant with over 25 years financial and industry experience.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

James Rundell, President of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 537-3250.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on December 15, 2006.